Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

The following is a summary description of the Common Stock, par value $0.001 per share (the “Common Stock”), of Priority Technology Holdings, Inc. (“Priority”), which is the only security of Priority registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF COMMON STOCK

General

The following description of our Common Stock is based on our Second Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) and Amended and Restated Bylaws (“Bylaws”), and applicable provisions of law. We have summarized certain portions of our Certificate of Incorporation and Bylaws below. The summary is subject to, and is qualified in its entirety by, our Certificate of Incorporation and our Bylaws, each of which is filed as an exhibit to our Annual Report on Form 10-K, and the applicable provisions of the Delaware General Corporation Law (“DGCL”). You should read our Certificate of Incorporation, Bylaws, and the applicable provision of the DGCL for additional information. For purposes of this description, references to “Company,” “Priority,” “Registrant,” “we,” “our,” and “us” refer to Priority Technology Holdings, Inc. and its subsidiaries.

Authorized Capitalization

Our authorized capitalization consists of 1,000,000,000 shares of Common Stock and 100,000,000 shares of preferred stock, par value $.001 per share.

As of March [xx], 2022, there were [xx,xxx,xxx] shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding. This amount for issued shares of Common Stock includes approximately 451,000 shares held by Priority as “treasury shares.” On December 31, 2020, there were employee stock options and restricted stock awards outstanding to issue approximately [x,xxx,000] shares of Priority's Common Stock and warrants to issue approximately [x.xxx.000] shares of our Common Stock. A former underwriter holds options for 300,000 shares of our common stock and 300,000 warrants whereby each warrant represents one share of Priority's common stock.

Common Stock

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Voting Rights. Each holder of Priority's Common Stock is entitled to one vote for each share of Common Stock held of record on the applicable record date on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights in the election of directors.

Our Bylaws provide for a majority vote standard for all corporate actions. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote generally, present in person or by proxy, shall constitute a quorum at any meeting of the stockholders; provided, however, that in the case of any vote to be taken by classes or series, the holders of a majority of the votes entitled to be cast by the stockholders of a particular class or series, present in person or by proxy, shall constitute a quorum of such class or series.

Dividend Rights. Subject to any preferential dividend rights of outstanding preferred stock, holders of Common Stock are entitled to receive equally and ratably, share for share, dividends, if any, as may be declared by our board of directors (our “Board”) out of funds legally available therefor.

Liquidation Rights. Upon liquidation, dissolution of assets or other winding up, the holders of Common Stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any outstanding shares of preferred stock.

Fully Paid and Nonassessable. The outstanding shares of our Common Stock are fully paid and non-assessable.

Other Matters. Holders of our Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Common Stock.

Listing and Transfer Agent. Our Common Stock is listed for trading on the NASDAQ Stock Market under the symbol “PRTH.” The transfer agent and registrar for our Common Stock is American Stock Transfer.

Anti-Takeover Provisions

Certain provisions in our Certificate of Incorporation, Bylaws and the DGCL may have the effect of delaying, deferring or discouraging another party from acquiring us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our Board.

Amendment to Certificate of Incorporation and Bylaws. Our Bylaws may be amended, altered, changed or repealed by a majority vote of our Board. In addition to any other vote otherwise required by law, any amendment, alteration, change, or repeal of our Bylaws by our stockholders will require the affirmative

Exhibit 4.5

vote of at least 66 2/3% of the voting power of our outstanding shares of common stock, voting as a single class. Additionally, the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock, voting as a single class, will be required to amend or repeal certain provisions of our Certificate of Incorporation or to adopt any provision inconsistent with specified provisions of our Certificate of Incorporation. This requirement of a supermajority vote to approve amendments to our Certificate of Incorporation and Bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Priority.

Choice of Forum. Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the Company or any director or officer of our Company arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws or (4) any other action asserting a claim against our Company or any director or officer of our Company that is governed by the internal affairs doctrine. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. The exclusive forum provision does not apply to any actions under United States federal securities laws.

Controlled Company. Mr. Thomas Priore controls a majority of the voting power of Priority's outstanding Common Stock. As a result, Priority is a "controlled company" within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

•the requirement that a majority of our board of directors consist of independent directors;

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•the requirement that we have a Nominating/Corporate Governance Committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

•the requirement that we have a Compensation Committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

We utilize and intend to continue to utilize these exemptions. As a result, we do not have a majority of independent directors and our Compensation Committee and Nominating/Corporate Governance Committee does not consist entirely of independent directors. Accordingly, our stockholders do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation prohibits cumulative voting.
Delaware General Corporation Law. As a Delaware corporation, we are subject to certain anti-takeover provisions of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 of the DGCL makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. This statute could prohibit or delay mergers or other takeover or change in control attempts not approved in advance by our Board and as a result could discourage attempts to acquire us, which could depress the market price of our Common Stock.
Undesignated Preferred Stock. Our Certificate of Incorporation authorizes our Board to issue preferred stock in one or more series and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Except as otherwise required by the Certificate of Incorporation or by applicable law, holders of a series of preferred stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted to such holders by the Certificate of Incorporation (including any certificate of designation relating to such

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series). Our authorized preferred stock consists of 100,000,000 shares of preferred stock, par value $.001 per share. Issuance of preferred stock in the future could discourage bids for the Common stock at a premium as well as create a depressive effect on the market price of the Common stock.

Removal of Directors; Vacancies. Our Certificate of Incorporation provides that directors may be removed from office only for cause and only upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock entitled to vote in the election of directors. In addition, any newly-created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Special Meetings. A special meeting of stockholders of Priority may be called only by (a) the Board or (b) the Secretary of the Company upon the written request of stockholders owning at least twenty-five percent (25%) in amount of the entire capital stock of the Company issued and outstanding, or entitled to vote at the special meeting.